UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-39547

Boqii Holding Limited

Building 9, No. 388, Shengrong Road
Pudong New District, Shanghai 201210

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation of Certain Directors; Election of New Directors

Resignation of Dong Li

Effective as of January 6, 2025, Dong Li resigned as a member of the Board of Directors (the “Board”) of Boqii Holding Limited (the “Company”) as well as from his positions as chair of the Audit Committee of the Board and as member of the Compensation Committee of the Board. Mr. Li’s departure was not the result of any disagreement with management or the Board on any matter relating to the Company’s operations, policies or practices.

Appointment of Guangyu Luo

Effective as of January 9, 2025, following the recommendation of the Nominating and Corporate Governance Committee of the Board, the Board appointed Guangyu Luo to replace Dong Li and serve as a member of the Board, as the chair of the Audit Committee of the Board, and as a member of the Compensation Committee of the Board.

Guangyu Luo, 46, has worked in enterprise management, artificial intelligence, technology architecture, and financial management industries for more than 20 years. Mr. Luo currently serves as the founder, Chief Technology Officer, and Chief Financial Officer of Shenzhen JuShu Network Group (“JuShu Group”), a company mainly featuring construction and implementation of technology projects, where Mr. Luo is responsible for JuShu Group's operations and finance. Prior to JuShu Group, Mr. Luo founded Shenzhen Zhonglian Unlimited Co., Ltd., a technology development platform company, in 2013 and served as the Chief Technology Officer and Financial Controller from 2013 to 2017. Prior to Shenzhen Zhonglian, Mr. Luo served at Huawei Technologies Co., Ltd. from 2001 to 2013, as a project manager, system architect, and overall domain architect. Mr. Luo graduated from Guilin Institute of Electronic Technology with a Bachelor's degree in Computer Software in 2001.

As a director of the Company, Mr. Luo is entitled to an annual cash compensation of RMB 36,000. No family relationships exist between Mr. Luo and any other directors or executive officers of the Company. There are no transactions to which the Company is or was a participant and in which has a material interest subject to disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Boqii Holding Limited

By:	/s/ Yingzhi (Lisa) Tang
Name:	Yingzhi (Lisa) Tang
Title:	Co-Chief Executive Officer and Chief Financial Officer

Date: January 13, 2025

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